Commission File No. 001-16189

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

of the

SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

COLUMBIA SAVINGS PLAN

NiSource Inc.
801 E. 96th Avenue
Merrillville, IN 46410

Columbia Savings Plan

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedule as of December 31, 2001, and Independent Auditors' Report

COLUMBIA SAVINGS PLAN

TABLE OF CONTENTS

*Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
Columbia Savings Plan
Merrillville, Indiana:

We have audited the accompanying statement of net assets available for benefits of Columbia Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 12, 2002

NOTE: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP ("Report"), that was filed as an exhibit to the Form 11-K for the Columbia Savings Plan for the year ended December 31, 2000, and includes Arthur Andersen LLP's consent dated June 28, 2001 to the incorporation of the Report into the Registration Statements on Form S-3 to the Form S-4, File No. 333-33896-01 ("Registration Statements"). The registrant has been unable to obtain a reissued Report or a currently dated consent to the incorporation of this previously issued Report into the Registration Statements. While the extent of any resulting limitations on recovery by investors is unclear, the lack of a currently dated consent could limit the time within which any such actions by investors against Arthur Andersen LLP for liabilities arising under Section 11 of the Securities Act of 1933 must be brought.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Savings Plan Committee of the
Employees' Savings Plan of
Columbia Energy Group:

We have audited the accompanying statements of net assets available for benefits of the Columbia Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
New York, New York
March 23, 2001

COLUMBIA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at Fair Value:		
Mutual funds	$553,583,408	$551,522,110
Common stock funds	141,595,231	137,334,669
Participant loans	9,482,810	8,705,430
Total investments	704,661,449	697,562,209
Receivables:		
Participant contributions	-	1,366,207
Employer contributions	-	702,354
Transfers from merged plans	42,954,678	-
Total receivables	42,954,678	2,068,561
NET ASSETS AVAILABLE FOR BENEFITS	$747,616,127	$699,630,770

See notes to financial statements.

COLUMBIA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:	
Contributions:	
Participant	$ 20,717,534
Employer	10,690,018
Rollovers	3,881,650
Total contributions	35,289,202
Transfers from merged plans	172,706,477
Total additions	207,995,679
DEDUCTIONS:	
Investment (loss) income:	
Net depreciation in fair value of investments	(72,891,046)
Dividends and interest	14,560,868
Investment loss, net	(58,330,178)
Benefits paid to participants	(101,628,848)
Administrative fees	(51,296)
Total deductions	(160,010,322)
NET INCREASE	47,985,357
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	699,630,770
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 747,616,127

See notes to financial statements.

COLUMBIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

1. DESCRIPTION OF PLAN

Columbia Energy Group (the "Company") is a wholly owned subsidiary of NiSource Inc. The following description of the Columbia Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General – The Plan, formerly the Employees' Thrift Plan of Columbia Energy Group, was established effective May 1, 1958. It is a defined contribution plan available to each employee who works for the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Plan Administration – The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the "Trustee") holds all the Plan's assets and executes all investment transactions, with the exception of the Stock Appreciation Income Linked Security ("SAILS") Fund, which is managed by U.S. Trust Company.

Contributions – Each year, participants may contribute up to 19% of pretax annual compensation, as defined in the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options by the Plan. The Plan offers twenty-three mutual funds and one common stock fund (two common stock funds in 2000) as investment options for participants.

The Company contributes an amount determined as follows:

a. For the accounts of all participants who participate in the Final Pay Option of the retirement plan of Columbia Energy Group Companies, or any successor plan (as defined therein):

   (1) during the first 120 months of participation, an amount equal to 50% of the first 6% of the participant's contribution;

   (2) from the 121st through the 240th month of participation, an amount equal to 75% of the first 6% of the participant's contribution;

   (3) from the 241st month onward of participation, an amount equal to 100% of the first 6% of the participant's contribution.

b. For the accounts of all participants who participate in the Account Balance Option of the retirement plan of Columbia Energy Group Companies, or any successor plan (as defined therein), an amount equal to 75% of the participant's contribution

The matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees age 50 or older may direct matching contributions among any of the funds available in the Plan.

Rollovers from Other Qualified Employer Plans – The Plans allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statements of changes in net assets available or benefits.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses.

Vesting – Participants are fully vested in their accounts at all times.

Participant Loans – Participants that have participated in the Plan for at least one year may borrow from their pretax fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6.00 % to 11.00%, which are commensurate with local prevailing rates as determined by the provisions of the Plan and subject to periodic review by the administrative committee. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant's primary residence.

Payment of Benefits – At the direction of the participant or beneficiary, distribution will be made in a lump sum payment in cash, or by such other method of payment as may be adopted by the committee according to uniform standards. Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the common stock fund. If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

Voting Rights of NiSource Inc. Common Stock Fund Participants – Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares), represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's assets at December 31, 2001:

* NiSource Inc.Common Stock Fund	$ 141,595,231
Fidelity Retirement Money Market Fund	179,412,054
Fidelity Magellan Fund	89,371,284
Fidelity Growth and Income Fund	59,516,924
Spartan U.S. Equity Index Fund	58,788,070

* Includes nonparticipant-directed investments

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$ (44,477,739)
Common stock fund	(27,974,217)
SAILS	(439,090)
	$ (72,891,046)

The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.

4. COLUMBIA ENERGY GROUP/NISOURCE INC. MERGER

On November 1, 2000, the Company was merged into NiSource Inc. Under the terms of the merger, shareholders had the right to elect to receive for their Company common stock either (1) cash and a SAILS (unit consisting of a zero coupon debt security and a forward equity, or share purchase, contract) or (2) shares of NiSource Inc. common stock, provided that not more than 30% of the Company common stock could be exchanged for NiSource Inc. common stock. To the extent that the Company shareholders' elections exceeded the 30% maximum, stock elections would be subject to proration.

Approximately, 77.3% of the Company common stock held was elected to be exchanged for NiSource Inc. common stock. Because this exceeded the 30% limitation, the Plan received NiSource Inc. stock for only 38.9% of the Company common stock, and it received cash and SAILS for the balance.

As SAILS are not qualified employer securities under ERISA, a request for a prohibited transaction exemption related to the SAILS held by the Plan was submitted to the Department of Labor ("DOL"). The Plan sponsor received the prohibited transaction exemption from the DOL, in a letter dated October 17, 2001.

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2001
* Net assets:	
Common stock fund	$ 141,595,231

	Year Ended December 31, 2001
* Changes in net assets:	
Participant contributions	$ 1,048,251
Employer contributions	10,550,505
Dividends and interest	1,204
Net depreciation	(28,413,308)
Benefits paid to participants	(12,626,653)
Net exchanges between investment options	1,068,976
Transfers in	32,386,853
Participant loans, net	244,734
	$ 4,260,562

* Includes participant-directed assets

6. RELATED-PARTY TRANSACTIONS

The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

7. TAX STATUS

The Internal Revenue Service (the "IRS") has issued a determination letter dated November 28, 1990, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator submitted a letter to the IRS, dated February 28, 2002, requesting a new determination.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is reconciliation of assets available for benefits per the financial statements at December 31, 2001 to Form 5500.

Assets available for benefits per the financial statements	$747,616,127
Transfers from merged plans	(42,863,892)
Assets available for benefits per the Form 5500	$704,752,235

The following is a reconciliation of transfers from merged plans per the financial statements for the year ended December 31, 2001, to Form 5500:

Transfers from merged plans, per the financial statements	$172,706,477
Less: Amounts allocated to merged plan	(42,863,892)
Transfers from merged plans, per Form 5500	$129,842,585

Amounts allocated to transfers from merged plans are not recorded on the Form 5500 for transfers that have been approved prior to December 31, 2001, but not yet paid as of that date.

9. PLAN MERGER

Effective January 1, 2002, the following plans, administered by NiSource Inc., merged into the Columbia Savings Plan: NiSource Inc. Tax Deferred Savings Plan, Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan, Northern Indiana Fuel and Light Company ("NIFL") Savings Plan, and Bay State Gas Company Employee Savings Plan and Trust. Substantially all of the assets of the NiSource Inc. Tax Deferred Savings Plan and all of the assets of the Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan were transferred into the Plan on December 31, 2001, which was prior to the effective date. Assets of the NIFL Savings Plan and Bay State Gas Company Employee Savings Plan and Trust were transferred into the Plan on January 2, 2002. The name of the Plan was subsequently changed to NiSource Inc. Retirement Savings Plan.

* * * * * *

COLUMBIA SAVINGS PLAN

Schedule I

EIN: 13-1594808, PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2001

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost	Fair Value
*	NiSource Inc.	Common Stock Fund	$ 91,267,788	$ 141,595,231
*	Fidelity Investments	Retirement Money Market Fund	**	179,412,054
*	Fidelity Investments	Magellan Fund	**	89,371,284
*	Fidelity Investments	Contrafund	**	22,638,887
*	Fidelity Investments	Equity Income Fund	**	3,192,490
*	Fidelity Investments	Growth Fund	**	31,925,574
*	Fidelity Investments	Growth & Income Fund	**	59,516,924
*	Fidelity Investments	Intermediate Bond Fund	**	32,691,130
*	Fidelity Investments	Overseas Fund	**	10,581,515
*	Fidelity Investments	Europe Fund	**	3,868,073
*	Fidelity Investments	Pacific Basin Fund	**	2,210,271
*	Fidelity Investments	Balanced Fund	**	15,494,389
*	Fidelity Investments	Puritan Fund	**	998,440
*	Fidelity Investments	Small Cap Independent Fund	**	1,675,077
*	Fidelity Investments	Spartan U.S. Equity Index Fund	**	58,788,070
	PIMCO Investments	Total Return Fund (institutional)	**	5,207,250
	PIMCO Investments	Long-term Government Fund	**	4,035,780
	PIMCO Investments	Low-duration Fund (institutional)	**	5,731,253
	PIMCO Investments	Stock Plan Fund (international)	**	2,183,074
	Berger Investments	SmallCap Value Fund (institutional)	**	9,212,151
	Dreyfus Investments	Emerging Leader Fund	**	4,724,264
	MAS Investments	SmallCap Value Fund (institutional)	**	1,344,544
	Vanguard Investments	U.S. Growth Fund	**	7,138,369
	AF Investments	EuroPacific Growth Fund	**	1,642,545
*	Various Plan Participants	Participant Loans (interest rates ranging from 6.00-11.00% and maturity dates ranging from January 1, 2002 to August 22, 2031)	**	9,482,810
		Total assets held at end of year		$ 704,661,449

* Denotes a party-in-interest

** Cost omitted for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBIA SAVINGS PLAN

By ______________________________
Michael W. O'Donnell
Executive Vice President and
Chief Financial Officer, NiSource Inc.
Member, Administrative Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in these Registration Statements of NiSource Inc. on Post-Effective Amendment on Form S-8 to Form S-4 File No. 333-33896-01 and on Post-Effective Amendment on Form S-3 to Form S-4 File No. 333-33896-01 of our report dated July 12, 2002, appearing in the Annual Report on Form 11-K of the Columbia Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 15, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25

Commission File Number: 001-16189

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [X] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:__________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full Name of Registrant NiSource Inc.

Former Name if Applicable

Address of Principal Executive Office (*Street and number*)

801 East 86th Avenue

City, State and Zip Code Merrillville, Indiana 46410

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 11-K for the **Columbia Savings Plan** could not be filed within the prescribed time period for the following reasons: (1) during the process of auditing these plans, NiSource Inc. experienced a delay due to a change in auditors from Arthur Andersen to Deloitte & Touche; and (2) as of the end of December 2001, five plans, including the registrant plan, were merged, and information from one of the former plan administrators was not provided in a timely manner.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Stephen R. Gallas	(219) 647-6131
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NiSource Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2002 By: [signature]

Dennis W. McFarland

Title: Vice President & Treasurer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.